Exhibit 99.1

KINGSWAY AND ATLAS ANNOUNCE CLOSING OF ATLAS TRANSACTION

TORONTO AND CHICAGO, Jan. 1 /CNW/ - Kingsway Financial Services Inc. ("Kingsway" TSX: KFS, NYSE: KFS) and Atlas Financial Holdings, Inc. (formerly JJR VI Acquisition Corp.) ("Atlas" TSXV: JVI.P) announced today that the Atlas transaction closed and American Country Insurance Company and American Service Insurance Company, Inc. have become subsidiaries of Atlas.  Trading in the ordinary shares of Atlas on the TSX Venture Exchange will commence following final acceptance of the Atlas transaction by the TSX Venture Exchange, which is anticipated to occur during the week of January 4, 2011.

The TSX Venture Exchange has in no way passed upon the merits of the Atlas transaction and has neither approved nor disapproved the contents of this press release.

Notice regarding forward-looking statements: This release includes forward-looking statements regarding Kingsway and Atlas and each of their respective subsidiaries and businesses.  Such statements are based on the current expectations of the management of each entity. The forward-looking events and circumstances discussed in this release, including acceptance of the transaction, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including risks regarding the insurance industry, economic factors and the equity markets generally.  No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Kingsway and Atlas and each of their respective subsidiaries undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Kingsway focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

The primary business of Atlas is commercial automobile insurance in the United States, with a niche market orientation and focus on insurance for the "light" commercial automobile sector including taxi cabs, non emergency paratransit, limousine/livery and business auto.  The business of Atlas is carried on through its subsidiaries American Country Insurance Company and American Service Insurance Company, Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001072627

For further information:

Scott Wollney, Chief Executive Officer of Atlas Financial Holdings, Inc. at 847-700-8600.

or

Larry G. Swets, President and Chief Executive Officer of Kingsway Financial Services Inc. at 416-848-1171.

CO: Kingsway Financial Services Inc.

CNW 17:10e 05-JAN-11